**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 5, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**General Motors Financial Company, Inc.**

**File No. 001-10667 - CF#31680**

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General Motors Financial Company, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 22, 2014.

Based on representations by General Motors Financial Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|              |                          |
| ------------ | ------------------------ |
| Exhibit 10.1 | through October 17, 2017 |
| Exhibit 10.2 | through October 17, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary